Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

DISCLOSEABLE TRANSACTION IN RELATION TO

ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

The Board announces that, in order to accelerate investment into AI infrastructure, on September 2, 2024, Kingsoft Cloud QY Data, Kingsoft Cloud Network and China Merchants Financial Leasing entered into the Finance Lease Framework Agreement, pursuant to which (i) the Lessor agreed to provide finance lease service to the Lessee by way of direct finance leasing with the aggregate amount of finance lease principal not exceeding RMB495 million during the term of the Finance Lease Framework Agreement, and (ii) the Guarantor agreed to provide joint and several liability guarantee in respect of the debt owed by the Lessee under the Finance Lease Framework Agreement.

Entering into the Finance Lease Framework Agreement will enable the Group to gain access to the servers and ancillary facilities at a lower initial cost, further facilitate its business operation and development in the field of cloud services and accelerate investment into AI infrastructure.

HONG KONG LISTING RULES IMPLICATION

In respect of the transactions contemplated under the Finance Lease Framework Agreement, it is expected that the Group will be required to recognize the leased Target Assets as right-of-use- assets in accordance with the applicable accounting standards, and therefore such transactions will constitute acquisitions of assets by the Group under the Chapter 14 of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (with respect to the value of the Maximum Right- of-use Assets) in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5% but is less than 25%, such transactions constitute discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but are exempt from the Shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

I.	INTRODUCTION

The Board announces that, in order to accelerate investment into AI infrastructure, on September 2, 2024, Kingsoft Cloud QY Data, Kingsoft Cloud Network and China Merchants Financial Leasing entered into the Finance Lease Framework Agreement, pursuant to which (i) the Lessor agreed to provide finance lease service to the Lessee by way of direct finance leasing with the aggregate amount of finance lease principal not exceeding RMB495 million (the “Maximum Finance Lease Principal”) during the term of the Finance Lease Framework Agreement, and (ii) the Guarantor agreed to provide joint and several liability guarantee in respect of the debt owed by the Lessee under the Finance Lease Framework Agreement.

II.	FINANCE LEASE FRAMEWORK AGREEMENT

The summary of the major terms of the Finance Lease Framework Agreement is as follows:

Date	:	September 2, 2024

Parties	:	(I)	China Merchants Financial Leasing;
		(II)	Kingsoft Cloud QY Data; and
		(III)	Kingsoft Cloud Network

Term	:	The Finance Lease Framework Agreement will expire on January 5, 2025.

Nature of the transaction	:

The Lessor agrees to provide finance lease service to the Lessee by way of direct finance leasing with the aggregate amount of finance lease principal not exceeding the Maximum Finance Lease Principal.

Subject to the principles and scope provided for under the Finance Lease Framework Agreement, for each finance lease, the parties will enter into individual agreements from time to time, under which:

		(I)	upon satisfaction of the relevant precedent conditions, including but not limited to the Upfront Finance Lease Payment (as defined in “Consideration” below) to be paid by the Lessee to the Lessor at the time of entering into each individual agreement, being at least 10% of the purchase price of the subject Target Assets thereof (the “Upfront Finance Lease Payment Schedule”), the Lessor will purchase certain Target Assets (as defined in “Target assets” below) from the supplier(s) selected by the Lessee;

		(II)	the Lessor will lease such Target Assets to the Lessee for certain lease period; and

		(III)	the Lessee is entitled with an option to purchase the leased Target Assets upon expiry of such lease period.

Target assets	:	Servers and ancillary facilities (including battery modules, hard disks, network cards, back sheets and network devices) to be purchased and leased under the Finance Lease Framework Agreement (the “Target Assets”).

Consideration	:	The aggregate purchase price for the Target Assets to be paid by the Lessor to the supplier(s) shall not exceed RMB600 million, of which not more than the amount of the Maximum Finance Lease Principal shall be borne by the Lessor in aggregate, and the balance thereof shall be funded by the Lessee in accordance with the manner set out in “Nature of the transaction” above (the “Upfront Finance Lease Payment”).

Interest rate	:	The interest rate under the Finance Lease Framework Agreement shall be determined based on the LPR for loans with a term of more than five years published by the People’s Bank of China as at July 22, 2024, being 3.85%, plus 45 basis points (1 basis point = 0.01%). Such interest rate may be further adjusted as appropriate based on the Interests Rate Factors (as defined below).

Payment arrangement	:	For each finance lease, in addition to the interest-free Upfront Finance Lease Payment to be paid in accordance with the Upfront Finance Lease Payment Schedule, the Lessee will pay the rent specified in the individual finance lease agreements (which in aggregate shall not exceed the sum of the Maximum Finance Lease Principal and the interest accrued thereon) to the Lessor in equal instalment on a semi-annual basis, subject to the specific amount set out in the payment notice to be issued by the Lessor.

Credit enhancement measures	:	The Guarantor agrees to provide joint and several liability guarantee in respect of the debt owed by the Lessee under the Finance Lease Framework Agreement.

The Lessee agrees to provide pledge, guarantee and/ or other credit enhancement measures (as necessary) in respect of its debt under the Finance Lease Framework Agreement, subject to the terms of the individual finance lease agreements.

Individual agreements	:	The specific leased Target Assets, the purchase price, the finance lease principal, the interest rate, the credit enhancement measures and relevant arrangements shall be specified in the individual agreements (including the purchase agreements, the finance lease agreements and the guarantee agreements, where applicable) to be entered into by the parties, provided that the terms of the Finance Lease Framework Agreement must be followed.

The consideration under the individual agreements (including the purchase price, the finance lease principal and the interest rate) shall be agreed by the parties after arm’s length negotiations with reference to, among others, the market price of the relevant assets, the prevailing LPR published by the People’s Bank of China and the then-current market financing cost for the similar finance lease service (such then prevailing LPR and then-current market financing costs be collectively referred to as the “Interest Rate Factors”).

III.	THE RIGHT-OF-USE ASSETS IN RESPECT TO THE FINANCE LEASE FRAMEWORK AGREEMENT

In accordance with the applicable accounting standards, the Group will be required to recognize the leased Target Assets under the Finance Lease Framework Agreement as right- of-use assets. In any event, the aggregate amount of such right-of-use assets will not exceed RMB700 million (the “Maximum Right-of-use Assets”).

IV.	REASONS FOR AND BENEFITS OF THE FINANCE LEASE FRAMEWORK AGREEMENT

Entering into the Finance Lease Framework Agreement will enable the Group to gain access to the servers and ancillary facilities at a lower initial cost, further facilitate its business operation and development in the field of cloud services and accelerate investment into AI infrastructure.

Having considered the above, the Directors are of the view that the Finance Lease Framework Agreement is on normal commercial terms and in the ordinary and usual course of business of the Group and such terms are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

V.	INFORMATION ON THE PARTIES

Information of China Merchants Financial Leasing

China Merchants Financial Leasing Co., Ltd. (招商局融資租賃有限公司) is a company established under the laws of the PRC with limited liability and is indirectly wholly owned by China Merchants Group Limited (招商局集團有限公司), which is a company wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC. It is principally engaged in finance leasing.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, China Merchants Financial Leasing and its ultimate beneficial owner are Independent Third Parties.

Information of the Company, Kingsoft Cloud QY Data and Kingsoft Cloud Network

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022. The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司) is a limited liability company established under the laws of the PRC on March 9, 2021, a subsidiary of Kingsoft Cloud Network and one of the consolidated affiliated entities of the Company. It is principally engaged in cloud services.

Beijing Kingsoft Cloud Network Technology Co., Ltd.* (北京金山雲網絡技術有限公司) is a limited liability company established under the laws of the PRC on March 25, 2011 and one of the consolidated affiliated entities of the Company. It is principally engaged in cloud services.

VI.	HONG KONG LISTING RULES IMPLICATIONS

In respect of the transactions contemplated under the Finance Lease Framework Agreement, it is expected that the Group will be required to recognize the leased Target Assets as right- of-use-assets in accordance with the applicable accounting standards, and therefore such transactions will constitute acquisitions of assets by the Group under the Chapter 14 of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (with respect to the value of the Maximum Right- of-use Assets) in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5% but is less than 25%, such transactions constitute discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but are exempt from the Shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

VII.	DEFINITION

In this announcement, unless the context otherwise requires, the following words and expressions shall have the meanings ascribed to them below:

“ADS(s)”	American Depositary Shares, each representing 15 ordinary shares of the Company

“Board”	the board of the Directors

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020 and the ordinary shares of which were listed on the main board of the Hong Kong Stock Exchange in December 2022

“China Merchants Financial Leasing” or “Lessor”	China Merchants Financial Leasing Co., Ltd. (招商局融資租賃有限公司), a company established under the laws of the PRC with limited liability

“Director(s)”	the director(s) of the Company

“Finance Lease Framework Agreement”	the finance lease cooperative framework agreement dated September 2, 2024 entered into among China Merchants Financial Leasing, Kingsoft Cloud QY Data and Kingsoft Cloud Network in relation to the direct finance leasing arrangements

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time)

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	person(s) or company(ies) who/which is(are) independent of the Company and its connected persons

“Kingsoft Cloud Network”, or “Guarantor”	Beijing Kingsoft Cloud Network Technology Co., Ltd.* (北京金山雲網絡技術有限公司), a limited liability company established under the laws of the PRC

“Kingsoft Cloud QY Data” or “Lessee”	Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司) a limited liability company established under the laws of the PRC

“LPR”	the Loan Prime Rate

“PRC” or “China”	the People’s Republic of China which, for the purpose of this announcement only, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“%”	per cent.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, September 2, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.